UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 1 August 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Issued by Harmony Gold
Mining Company Limited
1 August 2011
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:         HAR
NYSE:       HMY
ISIN No.:  ZAE000015228
Registration number:
1950/038232/06
Harmony appoints senior executive to oversee safety
Johannesburg. Monday, 1 August 2011. Harmony Gold Mining Company Limited
(“Harmony” or “the Company”) today announced that Alwyn Pretorius has been appointed
Executive: Safety and Health, a newly created executive position, the focus of which is to accelerate the execution of Harmony’s safety and health strategy and to further improve its safety performance.

Alwyn has been an executive of Harmony for more than four years and is currently the Chief
Operating Officer: North Region (South Africa). He has more than 18 years’ experience in the mining industry and holds both a BSc Mining Engineering and a BSc Industrial
Engineering.

Jaco Boshoff, currently Executive: New Business and Projects, has been appointed Acting
Chief Operating Officer: North Region, until a new appointment has been made in this position. Jaco is a geologist with more than 15 years’ experience in the mining industry.

Graham Briggs, chief executive officer, commented: “Safety is a priority at Harmony and achieving a safe, productive Harmony is something on which we will not compromise. We have a number of safety initiatives in place that have resulted in excellent safety achievements in recent years. But, we need to do more. We have decided to intensify our safety efforts by appointing Alwyn, who has both an extensive understanding of the underground environment, but also the leadership skills to achieve the step-change in safety performance that we are seeking. We adopted this approach several years ago at
Kusasalethu. Our approach here was clear – safety first, then production will follow. We are committed to implementing this across the group.

Both Alwyn and Jaco are knowledgeable and well-experienced and we look forward to their contributions in their new and related roles.”

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 1, 2011
Harmony Gold Mining Company Limited

By:    /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director